UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM 6-K/A
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2016

Commission file number 1-12874
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TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
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4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

EXPLANATORY NOTE
This Amendment No. 1 to the Report on Form 6-K for the quarter ended June 30, 2016, originally filed with the Securities and Exchange Commission on September 1, 2016 (the “Form 6-K”), is being filed solely for the purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed.
Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of the Form 6-K, or reflect any events that have occurred after the Form 6-K was originally filed. Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

Item 6.	Exhibits
Exhibit Number	Description
101
The following financial information from Teekay Corporation’s Report on Form 6-K for the quarter ended June 30, 2016, filed with the SEC on September 1, 2016, formatted in Extensible Business Reporting Language (XBRL):
(i) Unaudited Consolidated Statements of (loss) Income for the three and six months ended June 30, 2016 and 2015;
(ii) Unaudited Consolidated Statements of Comprehensive (Loss) Income for the three and six months ended June 30, 2016 and 2015;
(iii) Unaudited Consolidated Balance Sheets as at June 30, 2016 and December 31, 2015;
(iv) Unaudited Consolidated Statements of Cash Flows for the six months ended June 30, 2016 and 2015;
(v) Unaudited Consolidated Statement of Changes In Total Equity for the six months ended June 30, 2016; and
(vi) Notes to the Unaudited Consolidated Financial Statements.

THIS REPORT ON FORM 6-K/A IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF TEEKAY CORPORATION:

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-166523) FILED WITH THE SEC ON MAY 5, 2010;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-187142) FILED WITH THE SEC ON MARCH 8, 2013;

•	REGISTRATION STATEMENT ON FORM F-3ASR (NO. 333-192753) FILED WITH THE SEC ON DECEMBER 10, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-97746) FILED WITH THE SEC ON DECEMBER 10, 2013;

•	REGISTRATION STATEMENT ON FORM F-4 (NO. 333-211069) FILED WITH THE SEC ON MAY 2, 2016;

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-212787) FILED THE WITH SEC ON JULY 29, 2016; AND

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-213213) FILED THE WITH SEC ON AUGUST 19, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION
Date: September 21, 2016	By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)